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VISTEON CORPORATION
5500 Auto Club Drive
Dearborn, MI 48126
(313) 206-2760




June 7, 2000


Ms. Kara Sandler
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Re:  Visteon Corporation
     Form 10, as amended
     SEC File No.: 1-15827


Dear Ms. Sandler:

Visteon Corporation (the "Company") hereby requests the withdrawal, without prejudice, of the above referenced general form of registration of securities on Form 10.

If you have any questions please call the Company's legal counsel, Alexander G. Simpson, of Davis Polk & Wardwell, at (212) 450-4343.


Sincerely,


VISTEON CORPORATION

/s/ Stacy L. Fox
-----------------------------
Stacy L. Fox,
Senior Vice President,
General Counsel and Secretary